ANNOUNCEMENT
(ASX: WPL)

TUESDAY 5 OCTOBER 2004
1000AM (WST)

Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

Mauritania Offshore Drilling Update

Woodside Mauritania Pty Ltd, a wholly-owned subsidiary of Woodside Petroleum Ltd., reports the following activity offshore Mauritania since the last report issued on 28 September 2004.

PSC-B, Block 4 Tiof-3 and Tevét-1

Tiof-3 Appraisal well
The drill ship "*West Navigator*" ran and cemented casing at 2145 metres on Tiof-3 and then drilled the well to a total depth of 2960 metres.

Preliminary assessment of logs acquired while drilling indicate the presence of oil in the target interval.

At midnight on 4 October the current operation was preparing to run wireline logs. The results of wireline logging will be reported once that program is completed and evaluated. Following completion of wireline logging it is intended to sidetrack, core and test the well as planned.

Tevét-1 Exploration well
The drill rig "*Stena Tay*" arrived on location on 30 September and commenced drilling operations on the bottom hole section of Tevét-1. The well was drilled to a total depth of 2715 metres.

Preliminary assessment of logs acquired while drilling indicate the presence of oil and gas bearing zones.

At midnight on 4 October the current operation was running wireline logs. The results of wireline logging will be reported once that program is completed and evaluated.

After completion of wireline logs, the well will be plugged and abandoned as planned, and the "*Stena Tay*" will move to drill the bottom hole of the Dorade-1 well, containing the target interval.

All reported drilling depths are referenced to the rig rotary table and all times are Universal Time (UTC) (Mauritanian time).

The locations of the Chinguetti Oil Field, the Tiof and Banda discoveries and exploration wells to be drilled early in the 2004-05 drilling campaign are shown on the attached map.

Wells are expected to be drilled in three production sharing contract areas during the campaign. Participating Interests in those areas are:

dlw 11/3

Company	PSC-A	PSC-B	PSC-C2
Woodside group companies (operator)	53.846%	53.846%	48%
Hardman group companies	24.3%	21.6%	28.8%
BG group companies	13.084%	11.63%	--
Premier group companies	--	9.231%	--
Fusion group companies	4. 615%	--	--
ROC Oil group companies	4.155%	3.693%	3.2%
Energy Africa	--	--	20%



16°W
Location Map
PSC-C BLOCK 6
PSC-B BLOCK 5
PSC-A BLOCK 5
Nouakchott
18°N
Merou
Tevet
Capitaine
Tiof-2
Tiof-1
Banda-1
Chinguetti Field
PSC-B BLOCK 4
PSC-A BLOCK 4
PSC-A BLOCK 3
2000m
1000m
200m
100m
50m
Dorade
PSC-C BLOCK 2
Mauritania
Senegal
St Louis
N
W
E
S
Scale
0
50
kilometres
WGS 84, UTM Zone 28 CM 15° W
16°N

2004 - 05 DRILLING PROGRAMME, MAURITANIA
LOCATION OF INITIAL EXPLORATION WELLS

WOODSIDE

Woodside Petroleum Ltd., GPO Box D188, Perth, Western Australia 6000. Tel: +61 8 9348 4000
www.woodside.com.au A.B.N. 63 005 482 986

ANNOUNCEMENT
(ASX: WPL)

FRIDAY 8 OCTOBER 2004
7.30AM (WST)

Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

Mauritania Offshore Drilling Update

Woodside Mauritania Pty Ltd, a wholly-owned subsidiary of Woodside Petroleum Ltd., reports the following activity offshore Mauritania since the last report issued on 5 October 2004.

PSC-B, Block 4 Tiof-3 and Tevét-1

Tiof-3 Appraisal Well
Evaluation of logs acquired while drilling and wireline logging operations, including fluid sampling and downhole pressure measurements, has established that the well intersected a gross oil column of 134 metres, containing several individual sands of variable thickness. The result was in line with pre-drill expectations.

The current operation is preparing to sidetrack, core and test the well as planned.

Tevét-1 Exploration well
Evaluation of wireline logs, including fluid sampling and downhole pressure measurements, has established that the well intersected a gross gas column of approximately 70m above a gross oil column of approximately 44m.

The well was drilled at a location to intersect the predicted fluid contacts. The top reservoir, gas-oil contact and oil-water contact were encountered at their predicted pre-drill depths.

The Tevét-1 discovery is located within tie-back distance to the Chinguetti field which is currently being developed.

The current operation was plugging and abandoning the well as planned.

The locations of the Chinguetti Oil Field, the Tiof and Banda discoveries and exploration wells to be drilled early in the 2004-05 drilling campaign are shown on the attached map.

Wells are expected to be drilled in three production sharing contract areas during the campaign. Participating Interests in those areas are:

Company	PSC-A	PSC-B	PSC-C2
Woodside group companies (Operator)	53.846%	53.846%	48%
Hardman group companies	24.3%	21.6%	28.8%
BG group companies	13.084%	11.63%	--
Premier group companies	--	9.231%	--
Fusion group companies	4. 615%	--	--
ROC Oil group companies	4.155%	3.693%	3.2%
Energy Africa	--	--	20%



18°W
16°W
Location Map
PSC-C
BLOCK 6
PSC-B
BLOCK 5
PSC-A
BLOCK 5
Nouakchott
18°N
Merou
Tevét
Capitaine
Tiof-2
Tiof-1
Banda-1
Chinguetti
Field
PSC-B
BLOCK 4
PSC-A
BLOCK 4
PSC-A
BLOCK 3
2000m
1000m
200m
100m
50m
Dorade
PSC-C
BLOCK 2
Mauritania
N
W
E
S
Scale
0
50
kilometres
WGS 84, UTM Zone 28 CM 15° W
Senegal
St Louis
16°N

2004 - 05 DRILLING PROGRAMME, MAURITANIA
LOCATION OF INITIAL EXPLORATION WELLS

WOODSIDE

Woodside Petroleum Ltd., GPO Box D188, Perth, Western Australia 6000. Tel: +61 8 9348 4000
www.woodside.com.au A.B.N. 63 005 482 986

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 12 OCTOBER 2004
10:00AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

Mauritania Offshore Drilling Update

Woodside Mauritania Pty Ltd, a wholly-owned subsidiary of Woodside Petroleum Ltd., reports the following activity offshore Mauritania since the last report issued on 8 October 2004.

PSC-B, Block 4
Tiof-3 ST1 and Tevét-1

Tiof-3 Appraisal well
At midnight on 11 October 2004 the current operation was coring the Tiof-3 ST1 sidetrack well. Following coring, wireline logging and testing of the well will take place, as planned.

Tevét-1 Exploration well
The well was plugged and abandoned as planned and the "*Stena Tay*" moved to drill the bottom hole of the Dorade-1 well, containing the primary target.

PSC-C2
Dorade-1

Dorade-1
The drill rig "*Stena Tay*" arrived at the Dorade-1 location on 9 October 2004. At midnight on 11 October 2004 the current operation was preparing to re-enter the well. The well has a planned total depth of approximately 2,650 metres.

All reported drilling depths are referenced to the rig rotary table and all times are Universal Time (UTC) (Mauritanian time).

The locations of the Chinguetti Oil Field, the Tiof and Banda discoveries and exploration wells to be drilled early in the 2004-05 drilling campaign are shown on the attached map.

Wells are expected to be drilled in three production sharing contract areas during the campaign. Participating Interests in those areas are:

Company	PSC-A	PSC-B	PSC-C2
Woodside group companies (Operator)	53.846%	53.846%	48%
Hardman group companies	24.3%	21.6%	28.8%
BG group companies	13.084%	11.63%	--
Premier group companies	--	9.231%	--
Fusion group companies	4. 615%	--	--
ROC Oil group companies	4.155%	3.693%	3.2%
Energy Africa	--	--	20%


18°W
16°W
Location Map
PSC-C
BLOCK 6
PSC-B
BLOCK 5
PSC-A
BLOCK 5
Nouakchott
18°N
Merou
Tevét
Capitaine
Tiof-2
Tiof-1
Banda-1
Chinguetti
Field
PSC-B
BLOCK 4
PSC-A
BLOCK 4
PSC-A
BLOCK 3
2000m
1000m
200m
100m
50m
Dorade
PSC-C
BLOCK 2
Mauritania
N
W
E
S
0
Scale
50
kilometres
WGS 84, UTM Zone 28 CM 15° W
Senegal
St Louis
16°N

2004 - 05 DRILLING PROGRAMME, MAURITANIA
LOCATION OF INITIAL EXPLORATION WELLS
WOODSIDE